SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                  Farr Company
                         ------------------------------
                                 Name of Issuer

                                 Class A Common
                         ------------------------------
                         (Title of class of securities)

                                    311648119
                         ------------------------------
                                  Cusip Number

Check the following box if a fee is being paid with this statement |_| (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page[s])

                                Page 1 of 4 pages

                  CUSIP NO.   311648119      13G               Page 2 of 4 pages

                  Name of Reporting Person

                  1.  Social security or IRS Identification No. of above person

                      Fleet Financial Group, Inc.
                      05-0341324

                  2.  Check the appropriate box if a member of a group*
                                                                         (a) |_|
                                                                         (b) |_|

                  3.  SEC Use Only

                  4.  Citizenship of place of organization

                      One Federal Street, Boston, Massachusetts 02110

                  5.  Sole Voting Power

   Number             265,500

 of Shares

Beneficially      6.  Shared Voting Power

  Owned by
                      0
    Each

 Reporting        7.  Sole Dispositive Power

   Person             353,500

    with
                  8.  Shared Dispositive Power

                      0

  9.      Aggregate amount beneficially owned by each reporting person

                             353,500

  10.     Check box if the aggregate amount in row (9) excludes certain shares*

  11.     Percent of class represented by amount in row (9).

                            6.15%

  12.     Type of reporting person*

                            Holding company

                                                               Page 3 of 4 pages

 Item 1(a)     Name of Issuer: Farr Company

 Item 1(b)     Address of Issuer's Principal Executive Offices:

               2221 Park Place, El Segundo, CA  90245

 Item 2(a)     Name of Person Filing: Fleet Financial Group, Inc.

 Item 2(b)     Address of Principal Business Office, or if none, Residence:

               One Federal Street, Boston, Massachusetts  02110

 Item 2(c)     Citizenship: Massachusetts

 Item 2(d)     Title or Class of Securities: Common

 Item 2(e)     CUSIP Number: 311648109

 Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 (a) ( )       Broker or Dealer registered under Section 15 of the Act

 (b) ( )       Bank as defined in Section 3(a) (6) of the Act

 (c) ( )       Insurance Company as defined in Section 3(a)(19) of the Act

 (d) ( ) Investment Company registered under Section 8 of the Investment Company Act

 (e) ( ) Investment Adviser registered under Section 203 of the Investment Company Act

 (f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

 (g) (X) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

 (h) ( )       Group, in accordance with 240.13d-1(b)(1)(ii)(H)

 Item 4.       Ownership

 (a)           Amount beneficially owned: 353,500

 (b)           Percent of Class: 6.15%

 (c)           Number of Shares as to which such person has:

                    (i) Sole power to vote or to direct the vote:        265,500

                   (ii) Shared power to vote or to direct the vote:            0

                  (iii) Sole power to dispose or to direct the
                        disposition of:                                  353,500

                   (iv) Shared power to dispose or to direct the
                        disposition of:                                        0

                                                               Page 4 of 4 pages

 Item 5.         Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

 Item 6.         Ownership of More than Five Percent on Behalf of Another
                 Person.

                 N/A

 Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

                 Exhibit A attached.

 Item 8.         Identification and Classification of Members of the Group.

                 N/A

 Item 9.         Notice of Dissolution of Group.

 Item 10.        Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

 Signature       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date            February 13, 1998

 Signature       /s/  Gunnar S. Overstrom

 Name/Title      Gunnar S. Overstrom, Vice Chairman
                 Fleet Financial Group

                                    FARR CO.

                                    EXHIBIT A

SUBSIDIARY ACQUIRING SECURITIES                                   CLASSIFICATION
-------------------------------                                   --------------

Fleet Trust & Investment Services Company                              Bank
Fleet National Bank                                                    Bank
Fleet Investment Advisors                                              Bank